                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 25)


                            Sterling Software, Inc.
                                (NAME OF ISSUER)


                    Common Stock, par value $0.10 per share
                         (TITLE OF CLASS OF SECURITIES)


                                  859547-10-1
                                 (CUSIP NUMBER)


                                Robert L. Estep
                           Jones, Day, Reavis & Pogue
                           2300 Trammell Crow Center
                                2001 Ross Avenue
                              Dallas, Texas  75201
                                 (214) 220-3939
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               December 29, 1995
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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  CUSIP NO. 859547-10-1                 13D/A              PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Wyly  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           395,954
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          496,965
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      796,965
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D/A              PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Wyly, Jr.  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           563,590
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          698,273
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      998,273
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D/A              PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)
      75-231945
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)

                                                                    [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           300,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          300,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      300,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D/A              PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

     This Schedule 13D/A Amendment No. 25 hereby amends the Schedule 13D, as amended by Amendment Nos. 1 through 24 (collectively the "Schedule 13D"), filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) with respect to the securities of Sterling Software, Inc. (the "Company"). Defined terms used but not defined herein shall have the meanings as previously set forth in the Schedule 13D.

Item 1.  Security and Issuer.

          Not amended.

Item 2.  Identity and Background.

          Not amended.

Item 3.  Source and Amount of Funds or Other Consideration.

          Not amended.

Item 4.  Purpose of Transaction.

          Not amended.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended as follows:

          (a)-(b) Sam Wyly beneficially owns 796,965 shares, or 3.0%, of Common Stock of the Company. Sam Wyly beneficially owns 138,612 of such shares as sole general partner of Tallulah, Ltd., 300,000 of such shares as a general partner of Maverick Entrepreneurs Fund, Ltd. and an aggregate of 358,353 of such shares as the sole trustee of the trusts listed below (through direct ownership by such trusts of 257,342 shares and beneficial ownership by such trusts of an additional 101,011 shares as a result of the trusts' ownership of warrants to purchase Common Stock):


                                            NUMBER OF SHARES
              NAME OF TRUST                BENEFICIALLY OWNED
             ---------------               ------------------

1.  The Christiana Parker Wyly Trust                   34,890
2.  The Andrew David Sparrow Wyly Trust                34,890
3.  The Laurie L. Wyly Revocable Trust                 97,624
4.  The Lisa Wyly Revocable Trust                      95,425
5.  The Kelly Wyly Elliot Trust                        95,524

          Sam Wyly possesses sole voting power with respect to 395,954 shares of Common Stock, sole dispositive power with respect to 496,965 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs Fund, Ltd.

          Charles J. Wyly, Jr. beneficially owns 998,273 shares, or 3.7%, of Common Stock of the Company. Charles J. Wyly, Jr. beneficially owns 256,574 of such shares as sole general partner of Brush Creek, Ltd., 300,000 of such shares as a general partner of Maverick Entrepreneurs Fund, Ltd. and an aggregate of 441,699 of such shares as the sole trustee of the trusts listed below (through direct ownership by such trusts of 307,016 shares and beneficial ownership by such trusts of an additional 134,683 shares as a result of the trusts' ownership of warrants to purchase Common Stock):


                                       NUMBER OF SHARES
           NAME OF TRUST              BENEFICIALLY OWNED
          ---------------             ------------------

1.  The Martha Caroline Wyly Trust               110,425
2.  The Charles J. Wyly, III Trust               110,425
3.  The Emily Ann Wyly Trust                     110,424
4.  The Jennifer Lynn Wyly Trust                 110,425

          Charles J. Wyly, Jr. possesses sole voting power with respect to 563,590 shares of Common Stock, sole dispositive power with respect to 698,273 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs Fund, Ltd.

-----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D/A              PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------

          Maverick Entrepreneurs Fund, Ltd. beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or 1.1%, of Common Stock of the Company.

          The Reporting Persons as a group beneficially own 1,495,238 shares of Common Stock, or 5.6%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,259,544 shares of Common Stock and sole dispositive power with respect to 1,495,238 shares of Common Stock.

          (c) On December 29, 1995, Sam Wyly transferred for no consideration options to purchase an aggregate of 1,100,000 shares of Common Stock of the Company to two irrevocable, non-grantor trusts established under the laws of the Isle of Man for the benefit of Sam Wyly, his spouse and heirs, as follows:

                             NUMBER OF OPTIONS
       NAME OF TRUST            TRANSFERRED
      ---------------        -----------------

1.  The Crazy Horse Trust              950,000
2.  The Arlington Trust                150,000

Sam Wyly expressly disclaims beneficial ownership of the options and the underlying shares of Common Stock that were transferred to such trusts.

          On December 29, 1995, Charles J. Wyly, Jr. transferred for no consideration options to purchase an aggregate of 550,000 shares of Common Stock of the Company to two irrevocable, non-grantor trusts established under the laws of the Isle of Man for the benefit of Charles J. Wyly, Jr., his spouse and heirs, as follows:

                                     NUMBER OF OPTIONS
           NAME OF TRUST                TRANSFERRED
          ---------------            -----------------

1.  The Woody International Trust              300,000
2.  The Maroon Creek Trust                     250,000


Charles J. Wyly, Jr. expressly disclaims beneficial ownership of the options and the underlying shares of Common Stock that were transferred to such trusts.

          Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

          (d)-(e)  Not amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Not amended.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 1.    Agreement pursuant to Rule 13d-1(f)(1)(iii).

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  CUSIP NO. 859547-10-1                 13D/A              PAGE 7 OF 9 PAGES
-----------------------                                  ---------------------

                                   SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  January 5, 1996                /s/ SAM WYLY
-----------------------                ------------------------------
                                       Sam Wyly



                                       /s/ CHARLES J. WYLY, JR.
                                       ------------------------------
                                       Charles J. Wyly, Jr.


                                       MAVERICK ENTREPRENEURS FUND, LTD.
                                       (f/k/a FIRST DALLAS LIMITED)



                                       By:    /s/ SAM WYLY
                                          ---------------------------
                                          Sam Wyly
                                          General Partner


                                       By:   /s/ CHARLES J. WYLY, JR.
                                          ---------------------------
                                          Charles J. Wyly, Jr.
                                          General Partner

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  CUSIP NO. 859547-10-1                 13D/A              PAGE 8 OF 9 PAGES
-----------------------                                  ---------------------

                                 EXHIBIT INDEX



 EXHIBIT NO.
-------------
      1        Agreement pursuant to
               Rule 13d-1(f)(1)(iii)

-----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D/A              PAGE 9 OF 9 PAGES
-----------------------                                  ---------------------

                                   EXHIBIT 1

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.



Date:  January 5, 1996                /s/ SAM WYLY
       ----------------                ------------------------------
                                       Sam Wyly



                                       /s/ CHARLES J. WYLY, JR.
                                       ------------------------------
                                       Charles J. Wyly, Jr.


                                       MAVERICK ENTREPRENEURS FUND, LTD.
                                       (f/k/a FIRST DALLAS LIMITED)



                                       By: /s/ SAM WYLY
                                           --------------------------
                                           Sam Wyly
                                           General Partner



                                       By: /s/ CHARLES J. WYLY, JR.
                                           --------------------------
                                           Charles J. Wyly, Jr.
                                           General Partner